UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to
Commission file number 1-3932
Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WHIRLPOOL CORPORATION
Administration Center
2000 North M-63
Benton Harbor, MI 49022-2692

Whirlpool 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
The Trustees
Whirlpool 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Whirlpool 401(k) Retirement Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Whirlpool 401(k) Retirement Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
June 17, 2013

WHIRLPOOL 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Employer contributions receivable	$1,676,797	$2,160,807
Investments at fair value:
Mutual funds	1,202,185,897	1,072,368,748
Common and collective fund	358,009,300	314,380,513
Whirlpool Corporation common stock	197,248,659	121,267,935
Total investments at fair value	1,757,443,856	1,508,017,196
Notes receivable from participants	43,630,542	45,233,974
Net due from (to) broker	(96,207)	113,297
Net assets available for benefits at fair value	1,802,654,988	1,555,525,274
Adjustment from fair value to contract value for interest in common and collective fund relating to fully benefit-responsive investment contracts	(18,019,461)	(14,570,754)
Net assets available for benefits	$1,784,635,527	$1,540,954,520
See accompanying notes to financial statements.

WHIRLPOOL 401(K) RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2012	2011
Additions
Investment income:
Dividends on Whirlpool Corporation common stock	$4,805,717	$4,084,509
Other dividend income	25,900,917	23,148,235
Interest income	7,388,682	8,962,549
Total investment income	38,095,316	36,195,293
Interest income on notes receivable from participants	1,906,423	1,996,728
Contributions:
Employer contributions	63,744,981	66,773,990
Participant contributions	75,202,898	77,873,151
Rollover contributions	3,627,388	4,084,552
Total contributions	142,575,267	148,731,693
Total additions	182,577,006	186,923,714
Deductions
Benefit payments	195,727,177	147,606,439
Administrative expenses	491,037	527,181
Total deductions	196,218,214	148,133,620
Net appreciation (depreciation) in fair value of investments:
Whirlpool Corporation common stock	135,877,767	(85,091,006)
Mutual funds	121,444,448	(32,721,632)
	257,322,215	(117,812,638)
Net increase (decrease) in net assets available for benefits	243,681,007	(79,022,544)
Net assets available for benefits:
Beginning of year	1,540,954,520	1,619,977,064
End of year	$1,784,635,527	$1,540,954,520
See accompanying notes to financial statements.

WHIRLPOOL 401(K) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011
1. Description of Plan
The Whirlpool 401(k) Retirement Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as the Employer, Company, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Retirement Plan Summary Plan Description for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility
All U.S.-based full-time and part-time employees of Whirlpool are eligible to participate upon employment. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan unless they affirmatively opt out of the Plan. The Plan allows each participant to make tax-deferred contributions to the Plan by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 75% but not to exceed the maximum allowable annual contribution as determined by the Internal Revenue Code (the IRC). Participants who have attained age 50 by the end of the plan year are eligible to make catch-up contributions subject to the limitations of Section 414(v) of the IRC. Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, the Internet website, or the customer service representative, to be effective, in most cases, as of the beginning of the next payroll period. Additionally, certain employees may make tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant to be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal any whole percentage between 0% and 75% but not to exceed the maximum allowable annual contribution as determined by the IRC.
Contributions and Vesting
The Plan’s provisions for the Employer’s discretionary matching contribution are to provide up to a 100% match of the first 3% of employee contributions and 50% of the next 2% of employee contributions for the majority of salaried and nonunion hourly employees. Most employees are also eligible to receive a 3% automatic Whirlpool contribution. Employer discretionary matching and automatic contributions and tax-deferred contributions are 100% vested at all times.
Company contributions may be made in the form of cash or Whirlpool Corporation common stock. For the 2012 plan year, $17,098,122 and $46,646,859 of the Company’s contributions were made in cash and shares of Company stock, respectively. For the 2011 plan year, $64,639,713 and $2,134,277 of the Company’s contributions were made in cash and shares of Company stock, respectively. The Plan does not restrict the participant’s ability to transfer amounts out of the Whirlpool Corporation Common Stock Fund, subject to the Company’s insider trading policy.
A self-directed brokerage account is offered whereby participants can choose to invest a portion of their accounts in investments outside the Plan’s fund lineup. Special contribution, loan, distribution, withdrawal, and fee allocation rules apply to self-directed brokerage accounts.
The Plan has an employee stock ownership plan (the Whirlpool ESOP Plan) component within its Whirlpool Corporation Common Stock Fund. Automatic contributions made in Company stock are initially invested in the Whirlpool ESOP Plan. Participants have the option to reinvest dividends in additional shares of Whirlpool stock in the Whirlpool ESOP Plan or to receive a cash payout quarterly. All dividends are 100% vested.
The participant’s contribution and the employer’s discretionary matching and automatic cash contributions are invested in funds selected by the employee. If a participant does not make an affirmative investment election, any contributions will be invested in the applicable target retirement fund with a target year closest to the year in which the participant will reach age 65.
Benefit Payments
Upon termination, a participant with an account balance of $1,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $1,000 may elect to receive a lump-sum distribution, a monthly, quarterly, or annual installment option, or to roll over their account balances to an eligible retirement plan.

NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

Participant Accounts
Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants. The Employer is responsible for determining that such transactions are in accordance with the Plan.
Income, including market value adjustments, under each of these funds is allocated to the participants’ accounts daily based on each participant’s equity in the fund. Self-directed brokerage accounts are segregated accounts within the trust fund and are treated for investment purposes as an investment of the account of the participant who has the self-directed brokerage account.
The benefit to which a participant is entitled is equal to the value of the participant’s account.
Plan investments are made in accordance with the participants’ directions in the manner specified in the trust agreement and in accordance with the stated investment policies of the respective funds.
Loans
The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of the eligible portion of a participant’s account balance reduced by the highest balance of all plan loans within the preceding 12 months, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.
Plan Termination
The Employer has not expressed any intent to terminate the Plan; however, it is free to do so at any time subject to the provisions of the IRC and ERISA.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid, except for loans in default which are accounted for as distributions and included in benefit payments at that time.
Investments Held by the Trust
All the investments of the Plan are held by the trust. The custodian invests assets of the trust according to the participants’ directions. Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the trust to which assets of the Plan are credited. Except with respect to self-directed brokerage accounts and participant loans, which are segregated accounts, investment income and related expenses of the trust are allocated to the investment funds daily based on each investment fund’s proportionate share of the current value of the trust assets.
Investment Valuation
Whirlpool Corporation common stock is valued at the last reported sales price on an active national securities exchange on the last business day of the plan year. Mutual funds are valued at quoted market prices, which represent the net asset values of shares at year-end. The fair value of the participation units and shares owned by the Plan in the common and collective fund is based on the net asset value at year-end. The net asset value is based on the fair value of the underlying investments as determined by the fund sponsor. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The common and collective fund is designed to deliver safety and stability by preserving principal and accumulated earnings. This fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value based on the fair value of the underlying investment contracts. Because these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
In general, the Plan’s expenses, except for broker commissions, self-directed brokerage account fees, portfolio transaction fees, record keeping fees, and investment management fees (all of which are paid by participants) are paid by Whirlpool.
Reclassifications
Certain prior year amounts in the statements of changes in net assets available for benefits have been reclassified to conform to the current year presentation.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the trustees to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
3. Fair Value Measurements
Investments held by the Plan are stated at fair value. Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tiered fair value hierarchy is established, which prioritizes the inputs to valuation techniques used in measuring fair values as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
See Note 2 for a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the techniques and inputs used to measure fair values at December 31, 2012. The Plan had no Level 3 assets or liabilities at December 31, 2012 and 2011.
Assets measured at fair value are as follows:

December 31, 2012	Total	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)
Mutual funds:
U.S. equities	$521,326,941	$521,326,941	$—
International equities	87,498,322	87,498,322	—
Fixed income	139,726,759	139,726,759	—
Lifecycle funds	453,633,875	453,633,875	—
Total mutual funds	1,202,185,897	1,202,185,897	—
Common and collective fund	358,009,300	—	358,009,300
Whirlpool Corporation common stock	197,248,659	197,248,659	—
Total investments	$1,757,443,856	$1,399,434,556	$358,009,300

NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

December 31, 2011	Total	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)
Mutual funds:
U.S. equities	$482,977,794	$482,977,794	$—
International equities	86,014,971	86,014,971	—
Fixed income	124,716,128	124,716,128	—
Lifecycle funds	378,659,855	378,659,855	—
Total mutual funds	1,072,368,748	1,072,368,748	—
Common and collective fund	314,380,513	—	314,380,513
Whirlpool Corporation common stock	121,267,935	121,267,935	—
Total investments	$1,508,017,196	$1,193,636,683	$314,380,513

4. Investments
The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	December 31,
	2012	2011
Vanguard Retirement Savings Trust V	$358,009,300	$314,380,513
Whirlpool Corporation common stock	197,248,659	121,267,935
Vanguard Growth Index Fund	189,685,066	172,610,635
Vanguard Extended Market Index Fund	133,516,930	127,268,523
Vanguard Total Bond Market Index Fund	129,625,627	116,141,215
Vanguard Target Retirement 2020 Fund	111,911,584	97,262,063
Vanguard Value Index Fund	110,419,024	106,710,945
Vanguard FTSE All-World ex-US Index Fund	*	86,014,971

* Investment is less than 5% of the Plan's assets
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated March 21, 2012 stating that the Plan is qualified under Section 401(a) of the IRC and that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the IRC.
The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2009.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Related Party Transactions
The Plan holds units of a common and collective fund and shares of mutual funds managed by Vanguard Fiduciary Trust Company, the custodian of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,784,635,527	$1,540,954,520
Adjustment from contract value to fair value	18,019,461	14,570,754
Net assets per the Form 5500	$1,802,654,988	$1,555,525,274
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2012
Net increase in net assets available for benefits per the financial statements	$243,681,007
Adjustment from contract value to fair value at beginning of year	(14,570,754)
Adjustment from contract value to fair value at end of year	18,019,461
Net increase in net assets available for benefits per the Form 5500	$247,129,714

Supplemental Schedule

Whirlpool 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN 38-1490038        Plan #001
December 31, 2012

	Number of	Current
Description of Investment	Shares or Units	Value
Mutual funds:
Vanguard Extended Market Index Fund*	2,910,768	$133,516,930
Vanguard FTSE All-World ex-US Index Fund*	4,888,174	87,498,322
Vanguard Growth Index Fund*	5,175,582	189,685,066
Vanguard Institutional Index Fund*	544,032	71,007,097
Vanguard Prime Money Market Fund*	268,251	268,251
Vanguard Target Retirement 2010 Fund*	1,384,782	33,414,786
Vanguard Target Retirement 2015 Fund*	2,483,073	33,223,512
Vanguard Target Retirement 2020 Fund*	4,696,248	111,911,584
Vanguard Target Retirement 2025 Fund*	2,669,188	36,274,259
Vanguard Target Retirement 2030 Fund*	3,348,943	78,298,296
Vanguard Target Retirement 2035 Fund*	1,728,339	24,352,296
Vanguard Target Retirement 2040 Fund*	2,887,907	66,941,683
Vanguard Target Retirement 2045 Fund*	1,496,389	21,772,466
Vanguard Target Retirement 2050 Fund*	826,124	19,075,210
Vanguard Target Retirement 2055 Fund*	75,234	1,865,800
Vanguard Target Retirement 2060 Fund*	24,405	532,275
Vanguard Target Retirement Income*	2,130,575	25,971,709
Vanguard Total Bond Market Index Fund *	11,688,515	129,625,627
Vanguard Value Index Fund*	4,815,483	110,419,024
		1,175,654,193
Common and collective fund:
Vanguard Retirement Savings Trust V*	339,989,839	358,009,300
Whirlpool Corporation* common stock	1,938,561	197,248,659
Vanguard Brokerage Option*	—	26,531,704
		1,757,443,856
Notes receivable:
Participant loans*	Varying maturities with interest rates of 4.25%–10.50%	43,630,542
Total investments per Form 5500		$1,801,074,398
*Party in interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Whirlpool 401(k) Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHIRLPOOL CORPORATION Whirlpool 401(k) Retirement Plan

By:	/s/ LARRY M. VENTURELLI
Name:	Larry M. Venturelli
Title:	Executive Vice President and Chief Financial Officer
Date: June 17, 2013

EXHIBIT INDEX
TO
FORM 11-K FOR
WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm